UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
__________________________________________

SCHEDULE TO/A

Amendment No. 5

(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
__________________________________________

ASSURED PHARMACY, INC.
(Name of Subject Company (Issuer))

ASSURED PHARMACY, INC.
(Name of Filing Persons (Issuer))

16% Senior Convertible Debentures and Warrants to Purchase Common Stock

Issued May 16, 2011 - July 19, 2012
 (Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Robert DelVecchio
Chief Executive Officer
5600 Tennyson Parkway, Suite 390
Plano, Texas 75024
Phone: (972) 473-4033
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:
Brinen & Associates, LLC
7 Dey Street, Suite 1503
New York, New York 10007
Phone: (212) 330-8151
Facsimile: (212) 220-0207

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$ 3,235,788.37	$ 647.16

*
The transaction value is estimated solely for purposes of calculating the amount of the filing fee. The value of the Eligible Debentures has been determined by calculating the value of the shares issuable under the Offer provided all holders exchange their Eligible Debentures for the Shares.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

This Amendment No. 5 amends and supplements the Tender Offer Statement on Schedule TO originally filed by Assured Pharmacy, Inc. on October 21, 2013 and subsequently amended on November 18, 2013, November 25, 2013 December 6, 2013, and December 11, 2013 and is being filed solely to extend the Expiration Date to 11:59 P.M. (Eastern time) on December 31, 2013.

This Amendment No. 5 incorporates the Company’s press release to notify Eligible Security Holders of the extension of the Expiration Date of the Tender Offer to 11:59 P.M. (Eastern time) on December 31, 2013.

Item 12.	Exhibits.

(a)(1)(I)	Press release dated December 13, 2013

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Assured Pharmacy, Inc.

By:	/s/ Robert DelVecchio
Name: Robert DelVecchio
Title: Chief Executive Officer

Date: December 13, 2013

Exhibit (a)(1)(I)

Assured Pharmacy, Inc. Announces Extension of Issuer Tender Offer

Plano, Texas (December 13, 2013) – Assured Pharmacy, Inc. (OTCQB: APHY), today announced that it has extended the expiration of its previously announced tender offer to exchange 16% Senior Convertible Debentures (the “Eligible Debentures”) and warrants to purchase common stock (the “Eligible Warrants”) (collectively the “Eligible Securities”) for either:

Option #1: The issuance of restricted shares of common stock for the settlement of the balance of the Eligible Debenture, which shall consist of principle plus the currently outstanding unpaid interest as of September 30, 2013, at $0.60 per share with the issuance of new warrants to purchase common stock (the “New Warrants”) at an exercise price of $0.60 per share for the first twelve (12) months following the closing date of the issuer tender offer (the “Tender Offer”) and $0.75 thereafter for the remainder of the New Warrant’s term, with such term to be an extension of the term of the Eligible  Warrant by an additional three (3) years, or

Option #2: The issuance of amended and restated debentures (the “New Debentures”) which include the principal balance plus all accrued and unpaid interest as of September 30, 2013 of the Eligible Debentures with a reduction of the interest rate from sixteen percent (16%) to ten percent (10%), the extension of the maturity date for an additional three (3) years past the Eligible Debenture’s maturity date, reduction of the conversion price to $0.75 per share, and execution of a subordination agreement pursuant to which the Company will make no further payments to the debt holders until such time as the redemption of certain Series D Preferred Stock (to be designated) has been made in full (“Subordination Agreement”) and the issuance of New Warrants, the expiration date of which shall be 3 years past the expiration date set forth in the Eligible Warrants and a reduction of the conversion price to $0.75 per share.

The issuer tender offer was previously set to expire at 11:59 P.M. (Eastern time) on Friday, December 13, 2013 and will now expire at 11:59 P.M. (Eastern time) on Tuesday, December 31, 2013 unless further extended or terminated. Issuer Direct, LLC, the Company’s tender offer agent has advised that Elections to Participate and Notice of Conversions representing approximately $965,784 of principal of the Eligible Debentures have been received.

Important Notice

This press release is for informational purposes only and is neither an offer to exchange nor a solicitation of an offer to exchange any of the company’s securities. The offer to exchange will be made only pursuant to the Offer to Exchange, the related election to participate, notice of conversion and other materials that have been mailed to holders of securities eligible to be exchanged in the offer and have been filed with the SEC. Holders of securities eligible to be exchanged in the offer should read those materials and the documents incorporated therein by reference carefully because they contain important information, including the various terms of, and conditions to, the exchange offer. The Company has filed a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission, which includes the Offer to Exchange, the related election to participate and other materials, and is available at no charge at the Securities and Exchange Commission’s website at www.sec.gov, or from the Company’s tender offer agent, Issuer Direct at 500 Perimeter Park Drive, Suite D, Morrisville, NC 27560 telephone (866) 752-8683. Holders of securities eligible to be exchanged in the offer are urged to read those materials carefully prior to making any decisions with respect to the exchange offer.

About Assured Pharmacy, Inc.

Assured Pharmacy, Inc. (the “Company”) is a growing chain of specialty pharmacies that provide advanced prescription services to a diverse array of medical professionals and their patients. Assured Pharmacy is committed to providing these physicians and patients with a better prescription process. This enhanced process is achieved by blending advanced prescribing technologies with focused pharmacology.

Safe Harbor Statement

Any statements contained in this press release that do not describe historical facts may constitute forward-looking statements within the meaning of the federal securities laws. These statements include, but are not limited to, statements regarding the expected benefits of the exchange offer, the possible up-listing of the Company’s common stock and the expected impact of the exchange offer on the Company’s results. Any forward-looking statements contained herein are based on current expectations, but are subject to a number of risks and uncertainties. Factors that could cause actual future results to differ materially from current expectations include, but are not limited to, risks and uncertainties relating to the Company’s ability to complete the exchange offer, the number of securities the Company is able to exchange in the offer, and the ability to achieve the benefits contemplated by the exchange offer, as well as other factors identified and described in more detail in our filings with the SEC, including our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and our current reports on Form 8-K. We do not undertake to update any forward-looking statements made by us.